September 18, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MOBILE VAULT, INC. AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED AUGUST 26, 2013 FILE NO. 333-175158

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), MOBILE VAULT, INC. (the “Company”) hereby respectfully requests the withdrawal of the Company’s AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-175158, FILED AUGUST 26, 2013 (the “Registration Statement”), effective as soon as practicable hereafter.

The Company inadvertently submitted the Registration Statement with an incorrect file number.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Sincerely,

MOBILE VAULT, INC.

/s/ Danielle Olsen

Danielle Olsen

Chief Executive Officer